CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the amended and restated audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2005, and the unaudited consolidated financial statements for the nine months ended September 30, 2006.

This MD&A is prepared as of November 17, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources

The following section uses the term ‘measured resources’. The Company advises investors that while that terms is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Continental is focused on exploring and developing mineral projects in the People’s Republic of China (“China”).

In 2004, Continental signed an option agreement with Great China Mining, Inc. (“Great China Mining”, previously named China NetTV Holdings Inc.) to acquire up to a 60% interest in the Xietongmen Copper-Gold Property in Tibet, China. Continental currently (as of July 1, 2006) holds 60% of the parent company of the wholly foreign owned enterprise (“WFOE”) in China that holds 100% of the Xietongmen property.

In April 2006, the Company entered into agreements with holders of a majority of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company, on the basis disclosed in a joint news release issued April 13, 2006. The definitive agreement was signed in June. The transaction would unify 100% of the Xietongmen property into Continental, and also result in the acquisition of several other properties in the same area. Completion of the merger is subject to a number of conditions including shareholders and regulatory approvals and is now expected to be completed in the fourth quarter of 2006.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

In fiscal 2005, Continental completed surface exploration and drilling on the property, outlining a new porphyry copper-gold deposit and indicating the presence of a second copper-gold zone.

A preliminary estimate of the mineral resources at a 0.5% copper equivalent cut-off1 is:

  Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper- equivalent), containing 1.15 billion pounds of copper and 2.49 million ounces of gold; plus
  Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper- equivalent), containing 273 million pounds of copper and 550,000 ounces of gold.

A comprehensive program began in 2006, designed to collect the necessary information for a feasibility study, and Environmental and Socio-Economic Impact Assessments for development of the Xietongmen deposit. This work is targeted for completion in 2007.

The feasibility program is progressing well. The definition and expansion drilling program for the Xietongmen deposit was essentially complete as of September 30, 2006. The 25,000-meter program confirmed the continuity of the mineralization and expanded the deposit in all directions. A new estimate of the mineral resource has been initiated. The new estimate, and other information derived from the feasibility work will be utilized for a preliminary economic assessment of the project, expected to be completed in the fourth quarter.

Positive results were announced from metallurgical testing programs. Lock cycle tests indicate a simple flotation process can be used to treat the Xietongmen mineralization with favourable recoveries of copper, gold and silver, producing a 25% copper concentrate that contains 30 grams of gold per tonne and between 260 and 290 grams of silver per tonne.

Geotechnical drilling to test the proposed open pit, tailings and waste rock storage areas and plant site was also completed during the period ended September 30, 2006. Infrastructure studies and mine planning continues.

Surface exploration programs in 2006 have expanded the Langtongmen copper-gold zone and identified a third highly prospective target. Preliminary drilling at Langtongmen and the new area was initiated during the period ended September 30, 2006.

Site programs are expected to be complete at the end of October. Community engagement activities will continue through the winter months of 2006 – 2007.

_________________________

1 Prepared by Continental staff and audited by Andrew Nichols, P.Eng., and Gregory Mosher, P.Geo., of Wardrop Engineering, independent Qualified Persons, and announced in February 2006.
Values were cut to 5 g/t for gold and 2.0% for copper. A 0.50% CuEQ cut-off is considered to be appropriate at this time, but is subject to completion of a feasibility study.
Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Agreements

In February 2004, Continental announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (subsequently renamed Great China Mining, Inc.), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in Great China Mining’s Xietongmen copper-gold property. The Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company obtained options to acquire up to 60% of the shares of Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), the WFOE that holds the Xietongmen property.

In December 2004, the formal agreement (the “Option Agreement”) was finalized and received Canadian and Chinese provincial and central regulatory approvals.

As of December 2005, Continental had spent a cumulative total of US$6.3 million and had acquired an initial 50% interest in Highland ("Option One") by:

(a)	making initial option payments, totaling US$2 million, and comprising:

	(i)	US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004) and the

	(ii)	US$0.8 million balance within one year ($944,880 which was paid in December 2005); and

(b)

funding Highland to conduct a US$5 million exploration program on the Xietongmen Project. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005, with a further US$2 million of exploration expenditures to be funded prior to November 10, 2006.

The Company increased its interest in Highland to 60% ("Option Two") as of July 1, 2006, having funded a further US$3 million in exploration expenditures on the Xietongmen Property.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. These common shares were pledged to the founding shareholders of Highland so that they could be transferred to the founding shareholders of Highland for US$1 in the event the Company did not complete its obligations under Option One. In December 2005, the Company completed its obligations under Option One and acquired 50% of the common shares of Highland. The pledged shares were released to the Company. As of July 1, 2006, having completed its obligations under Option Two, the Company acquired an additional 10% of the common shares of Highland.

Under the Option Agreement, the Company is the operator and is to manage Highland and Tian Yuan during the option period. Following the Company’s exercising of Option Two, further equity and/or loan funding of Highland are to be proportional to the interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

In December 2004, a Highland Shareholders Agreement was executed as required under the Formal Agreement. Under the Highland Shareholders Agreement, if the other parties’ shareholdings in Highland

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

In April 2006, the Company entered into agreements with holders of approximately 67% of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals (see Item 1.11 "Proposed Transactions").

Property Activities

The 1,290-hectare Xietongmen Property is located approximately 240 kilometres west of Lhasa, the major city in the Tibet Autonomous Region (TAR). The property hosts porphyry copper and gold mineralization within a four kilometer long alteration zone.

Xietongmen Deposit

A comprehensive program was initiated in 2006, and includes delineation drilling and extensive engineering, environmental and socio-economic baseline studies for a feasibility study, and Environmental and Socio-Economic Impact Assessments for the Xietongmen deposit.

Continental is committed to applying the same standard of work on its projects world-wide. For Xietongmen, this means collecting the data and completing the analyses necessary to complete reports to the provincial and federal governments for a feasibility study in China as well as to meet the requirements of an international feasibility study. Continental has commissioned international consulting groups and Chinese design institutes for this work.

Resource Drilling

To the end of September of 2006, 25,350 meters had been drilled in 105 holes. The program included both step out and infill drill holes that both expanded the deposit and demonstrated the continuity of the mineralization within it. The deposit is still open to the north.

Results for drill holes released since early July (when the last MD&A was filed) are tabulated below:

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t
6129		3249150N	72.0	87.0	15.0	49	0.38	0.65
6129		3249150N	87.0	103.2	16.2	53	0.19	0.24
6129		3249150N	103.2	300.0	196.8	646	0.42	1.09
6136		3249050N	91.0	118.0	27.0	89	0.30	0.56
6136		3249050N	134.8	267.6	132.8	436	0.28	0.47
6136	Incl.	3249050N	211.0	267.6	56.6	186	0.38	0.61
6140		3248950N	39.6	52.5	12.9	42	0.46	0.17
6140		3248950N	183.1	252.8	69.7	229	0.27	0.53
6140	Incl.	3248950N	218.0	235.0	17.0	56	0.40	0.76
6142		3248800N	0.0	34.6	34.6	114	0.02	0.01
6142		3248800N	34.6	75.2	40.6	133	0.22	0.45
6143		3249050N	101.0	304.0	203.0	666	0.46	0.94
6143		3249050N	133.0	273.0	140.0	459	0.57	1.18
6143		3249050N	186.0	273.0	87.0	285	0.67	1.44

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t
6145		3249100N	Granodiorite intersected at 132 meters
6146		3249150N	122.0	347.4	225.4	740	0.59	0.82
6146	Incl.	3249150N	224.0	312.0	88.0	289	0.84	1.25
6146	Incl.	3249150N	244.0	312.0	68.0	223	0.91	1.37
6152GT		3249150N	39.2	53.7	14.5	48	0.38	0.10
6153		3248800N	28.1	75.9	47.8	157	0.70	0.41
6153	Incl.	3248800N	28.1	44.6	16.5	54	1.27	0.44
6155		3249150N	163.0	372.0	209.0	686	0.57	0.86
6155	incl.	3249150N	238.0	358.6	120.6	396	0.76	1.13
6155	and	3249150N	297.0	358.6	61.6	202	0.87	1.41
6156		3248800N	48.0	79.9	31.9	105	0.50	0.23
6157		3248950N	47.0	58.0	11.0	36	0.36	0.05
6157		3248950N	103.0	254.1	151.1	496	0.34	0.80
6157	Incl.	3248950N	180.0	253.3	73.3	241	0.54	1.30
6158		3249150N	No significant intersections
6160		3249250N	154.4	327.4	173.0	568	0.47	0.52
6160	incl.	3249250N	215.0	314.0	99.0	325	0.60	0.65
6163GT		3249000N	151.8	171.6	19.8	65	0.21	0.21
6163GT		3249000N	189.9	254.8	64.9	213	0.24	0.43
6164		3249150N	0.0	183.0	183.0	600	0.29	0.38
6166		3249350N	200.6	371.4	170.8	560	0.40	0.45
6167		3248850N	60.7	122.4	61.7	202	0.30	0.32
6167		3248850N	132.4	146.8	14.4	47	0.22	0.23
6168		3249050N	No significant intersections
6170		3249000N	104.6	124.6	20.0	66	0.16	0.27
6171		3249250N	159.7	330.5	170.8	560	0.43	0.47
6171	incl.	3249250N	265.9	330.5	64.6	212	0.54	0.64
6173		3249300N	164.3	199.8	35.5	116	0.20	0.23
6175		3248900N	22.8	172.8	150.0	492	0.55	0.84
6175	and	3248900N	71.7	104.8	33.1	109	0.81	1.49
6176		3249450N	299.8	337.7	37.9	124	0.20	0.25
6177		3249100N	15.2	136.2	121.0	397	0.34	0.49
6177	incl.	3249100N	62.0	136.2	74.2	243	0.43	0.53
6178		3249050N	202.7	271.9	69.2	227	0.31	0.44
6179		3249300N	8.6	17.5	8.9	29	0.07	0.57
6179		3249300N	87.7	117.0	29.3	96	0.21	0.19
6179		3249300N	160.4	185.2	24.8	81	0.16	0.15
6179		3249300N	216.5	222.5	6.0	20	0.19	0.22
6180		3248800N	33.2	97.8	64.6	212	0.71	0.57

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t
6181		3249200N	83.7	328.8	245.1	804	0.30	0.38
6181	incl.	3249200N	187.7	224.2	36.5	120	0.49	0.58
6181	incl.	3249200N	254.0	328.8	74.8	245	0.31	0.44
6182		3249400N	248.8	425.0	176.2	578	0.49	0.63
6187		3249150N	47.3	320.8	273.5	897	0.57	0.95
6187	incl.	3249150N	106.4	226.2	119.8	393	0.84	1.36
6190		3248950N	64.0	76.8	12.8	42	0.16	0.15
6191		3249050N	No significant intersections
6193		3249200N	41.7	66.4	24.7	81	0.46	0.10
6194		3249150N	170.8	214.7	43.9	144	0.29	0.31
6196		3249300N	173.2	340.6	167.4	549	0.34	0.32
6196	incl.	3249300N	261.2	340.6	79.4	260	0.48	0.43
6197		3249200N	98.5	348.4	249.9	820	0.52	0.85
6197	incl.	3249200N	157.10	269.30	112.2	368	0.78	1.28
6200		3248900N	No significant intersections
6201		3249400N	Results pending
Holes with no assays: Metallurgical holes: 6144, 6154; Geotechnical holes: 6139, 6141, 6147-6152, 6159, 6161-6162, 6165, 6169, 6172, 6174, 6183, 6186, 6192 and 6202

The new information has been incorporated into the resource model and a resource estimate is being finalized. The new estimate and model is being used for feasibility studies. A preliminary assessment of the project will be completed in the fourth quarter of 2006.

Engineering, Environmental and Socio-economic Studies

Metallurgy

The mineralization at Xietongmen demonstrates an overall vertical zonation that is common for a porphyry deposit. Three main zones are recognized: supergene or enriched (secondary) copper zone, transition or mixed zone, and hypogene or primary copper zone, with three sub-zones – upper, middle, and lower – within the primary copper zone, for a total of five mineralized zones.

Preliminary testwork on five different samples of mineralization from the Xietongmen deposit to assess the potential processing methods and results was carried out in late 2005. Results of metallurgical scoping tests were encouraging.

More detailed studies were initiated in February 2006, beginning with a systematic program of metallurgical sampling. Over 1400 meters of large diameter core was drilled for metallurgical samples. A total of 74 composite samples were collected. Melis Engineering is carrying out the detailed metallurgical testwork at SGS Lakefield Laboratory in Ontario, Canada, in conjunction with consultants from Aver Kvaerner in Toronto, Ontario and Nanchang Engineering and Research Institute for Nonferrous Metals (NERIN), the Chinese Design Institute, which are responsible for the process design.

Five overall composites representing the five mineralized zones and fifty-four variability composites were prepared to verify geological continuity and grade variability through out the deposit. Batch flotation tests are being carried out on all composite samples to determine the optimum flotation conditions and establish the mill flowsheet. This includes testing for the best grind size and reagents (including reagents

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

readily available in China) to achieve the highest metal recoveries. Lock cycle tests using optimum flotation conditions have been completed on the overall composites representing the five zones of mineralization.

Copper, gold and silver recoveries for all the different mineralization types as summarized in the table below. The slightly lower copper recovery in the supergene zone, which constitutes less than 10% of the deposit, reflects the presence of secondary copper minerals.

Xietongmen Project Lock Cycle Tests – Projected Recoveries to 25% Concentrate
Mineralization	Calculated Head grade			Concentrate Grade			Recoveries
	%Cu	Au g/t	Ag g/t	%Cu	Au g/t	Ag g/t	%Cu	%Au	%Ag
Supergene	0.59	0.40	2.62	25.0	12.6	94.6	86.5	64.0	73.8
Transition	0.41	0.73	5.06	25.0	32.3	264	92.5	66.5	78.5
Upper Hypogene	0.59	0.90	5.62	25.0	27.9	210	93.5	68.0	82.0
Middle Hypogene	0.51	0.81	6.75	25.0	29.0	298	95.0	70.0	86.0
Lower Hypogene	0.44	0.69	4.98	25.0	29.9	257	92.8	70.5	84.0

Results show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation, without the need for sodium cyanide, to produce a 25% Cu concentrate containing, beside 25% Cu, 30 g Au/t and 260 to 300 g Ag/t.

Geotechnical, Environmental and Socio-economic

Golder Associates of China are supervising the detailed designs for tailing and waste rock disposal, the geotechnical investigation for the open pit, the hydrogeology, and the environmental and socio-economic studies by sub-consultant Sinosphere. Sinosphere consultants, based in Beijing, are carrying out environmental and socioeconomic baseline data collection.

Geotechnical drilling has been completed in the pit (over 1800 meters in 10 holes), and potential plant site (415 meters in 6 holes), waste rock (630 meters in 7 holes) and tailings storage (675 meters in 5 holes) areas. Rock characterization testing was completed in September, and reports on the results are being compiled. Waste rock and tailings areas designs have been developed by NERIN and the China office of Golder Associates. Golder Associates of Toronto, Ontario and Melis Engineering are also conducting Acid Rock Drainage studies which are progressing.

The Yellow River Conservatory Bureau is completing hydrological studies at site. Additional holes are being drilled for hydrological testing in October. Seven water bore holes have been drilled. Monitoring of water wells continues.

Flora and fauna surveys have been undertaken by Sinosphere, in conjunction with Golder. Social Impact Assessment and community baseline studies have been completed, and input is being collected from the local authorities. The stakeholder engagement document is being finalized and translated.

Open Pit Model

A resource model was developed in July 2006 based on the 2005 and 2006 drilling completed to that time. This model was used for preliminary mine planning studies and has been updated as the 2006 drilling was finalized. NERIN is developing pit designs for the Chinese feasibility study.

International Engineering firm Breton Banville and Associates of Montreal, Quebec is currently engaged to develop the pit design and layout and production schedule for the detailed engineering and planning to be completed for the Feasibility Study before year end.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Infrastructure

Panalpina Projects of Toronto, Ontario and Beijing, China have been working on the logistical plans for movement of the mineral concentrate and construction material and equipment transportation to the project.

Exploration

Surface exploration programs have been carried out over a ten square kilometer area on the Xietongmen property in 2005 and 2006. Approximately 1,100 rock chip and 500 soil samples were collected in 2005. A further 4,800 reconnaissance-type rock chip and 400 soil samples have been collected in 2006, expanding the Langtongmen copper-gold zone and resulting in the discovery of a large new copper-gold zone. These zones are located along a five kilometer long northwest trending corridor, extending from the Xietongmen deposit in the southeast to the Newtongmen zone in the northwest.

The new zones are characterized by copper values ranging from 250-11,475 per million (ppm) and gold values ranging from 100-19,786 parts per billion (ppb) in rock chip samples, and more localized but coincident soil anomalies.

The Langtongmen copper-gold zone is located 1.5 kilometers along strike to the northwest of the Xietongmen deposit. It is defined by coincident copper and gold anomalies from rock chip samples over an area of 1.5 square kilometers. Exploration hole - 5057 - drilled near the anomalous area in 2005 returned a 135.5 meter interval grading 0.28% copper and 0.31 g/t gold. The Newtongmen copper-gold zone is located 1.5 kilometers northwest of the Langtongmen zone along the same mineralized trend. It is characterized by a 1.5 square kilometer area of anomalous copper values from rock chip samples and within it, anomalous gold values from rock chip samples extending over and area of 1 kilometer by 0.5 kilometer.

Drilling of the Langtongmen and Newtongmen copper-gold targets was initiated in September of 2006.

Community Engagement

The community engagement program has expanded along with the other project activities in 2006. A five-person team, comprised of a community relations manager and village liaison officers from the local area, has been engaged to describe and discuss the project, to get input on it, and to explore opportunities for community and economic development and other tangible benefits for local residents and communities. At the exploration stage, this dialogue has included discussions of where drill roads can be placed to limit inference with community grazing activities and allotting jobs associated with the technical programs to those communities most directly affected by the current activities.

As the feasibility studies have progressed, a series of more formal meetings and information sessions for the three local villages have been initiated. Additional meetings are held with county and regional government officials. These will continue over the winter months of 2006 – 2007.

Longer term plans are also being developed, in conjunction with local and national agencies, to assess and develop the skills of the local people. This would include broadening their understanding of the mine development process, assessing their interest in employment opportunities at the potential operation or in other local services, and initiating the necessary educational programs.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.99/lb to mid October.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$600/oz to mid October.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at December 31
	2005	2004	2003
Balance Sheet	(restated)
Current assets	$4,418,820	$7,504,356	$2,980,415
Other assets	2,035,767	1	1
Total assets	6,454,587	7,504,357	2,980,416

Current liabilities	500,346	354,239	169,290
Non-controlling interest	944,880	-	-
Shareholders’ equity	5,009,361	7,150,118	2,811,126
Total shareholders’ equity & liabilities	6,454,587	7,504,357	2,980,416

Working capital	$3,918,474	$7,150,117	$2,811,125

	Year ended December 31

Operations	2005	2004	2003
Conference and travel	$277,471	$50,917	$29,267
Exploration (excluding stock-based compensation)	6,113,320	2,139,062	–
Foreign exchange	153,176	148,910	–
Insurance	99,614	78,654	33,027
Interest income	(142,887)	(119,588)	(5,754)
Legal, accounting and audit	294,393	433,670	25,478
Office and administration (excl stock-based compensation )	730,431	358,634	102,634
Shareholder communications	197,350	46,339	14,701
Trust and filing	42,598	26,724	46,018
	7,765,466	3,163,322	245,371
Stock-based compensation	815,321	2,435,995	352,854
Loss for the period	$8,580,787	$5,599,317	$598,225

Basic and diluted loss per share	$(0.22)	$(0.17)	$(0.03)

Weighted average number of common shares outstanding	39,516,486	32,592,964	20,906,714

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2006	2005	2005	2005	2005	2004
			(restated)	(restated)

Current assets	$4,735	$1,746	$1,581	$4,419	$5,598	$6,234	$6,691	$7,504
Other assets	2,451	2,401	2,232	2,036	110	13	–	–
Total assets	7,186	4,147	3,813	6,455	5,708	6,247	6,691	7,504

Current liabilities	1,955	2,557	697	500	959	1,240	224	354
Convertible promissory note	10,864	–	–	–	–	–	–	–
Non-controlling interest	–	–	–	945	–	–	–	–
Shareholders’ equity	(5,633)	1,589	3,116	5,009	4,749	5,007	6,467	7,150
Total shareholders’ equity
and liabilities	7,186	4,147	3,813	6,455	5,708	6,247	6,691	7,504

Working capital	(7,931)	(811)	884	3,918	4,639	4,994	6,467	7,150

Expenses:
Exploration	6,985	5,246	2,197	2,246	1,835	1,525	507	1,679
Interest expense	211	–	–	–	–	–	–	–
Conference and travel	303	197	149	210	32	31	4	51
Legal, accounting and audit	228	228	155	100	48	89	58	162
Office and administration	385	476	409	308	194	197	131	138
Project investigation	–	–	–	(21)	–	21	–	–
Shareholder
communications	79	107	99	76	45	49	28	21
Trust and filing	19	17	14	5	7	21	9	2
Interest income	(14)	(7)	(17)	(31)	(33)	(40)	(39)	(50)
Foreign exchange loss (gain)	(50)	33	(6)	179	(10)	(14)	(3)	61
Subtotal	8,146	6,297	3,000	3,072	2,118	1,879	695	2,064
Stock-based compensation	751	534	262	288	148	149	230	596
Loss before taxes	$8,897	$6,831	$3,261	$3,360	$2,266	$2,028	$925	$2,660
Business income taxes	500	–	–	–	–	–	–	–
Loss for the period before
Non-controlling interest	$9,397	$6,831	$3,261	$3,360	$2,266	$2,028	$925	$2,660

Non-controlling interest	–	–	945	–	–	–	–	–

Loss for the period after Non-
controlling interest	$9,397	$6,831	$2,316	$3,360	$2,266	$2,028	$925	$2,660

Basic and diluted loss per share	$(0.18)	$(0.13)	$(0.05)	$(0.08)	$(0.06)	$(0.05)	$(0.03)	$(0.07)

Weighted average number of
common shares outstanding
(thousands)	53,028	51,081	47,360	42,733	39,760	37,796	32,602	37,467

The consolidated balance sheets as at December 31, 2005 and March 31, 2006 have been amended and restated to increase the value assigned to mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation in fiscal 2005 by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. The consolidated statements of operations and cash flows for the three months ended March 31, 2006 have been amended to increase the amount allocated to the non-controlling interest and decrease the net loss by $904,519, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The net loss for the nine months ended September 30, 2006 increased to $18,544,898 compared to a net loss of $5,218,995 in the same period of 2005. The increase was primarily due to greater exploration activities on the Xietongmen property, higher administrative costs associated with the increased exploration activities, as well as estimated provisions for business income taxes in China. The loss was comprised of exploration expenditures of $14,737,690 (2005 – $4,064,811), administrative expenses of $4,252,088 (2005 – $1,154,184), and provisions for business income taxes of $500,000 (2005 – nil).

The exploration expenditures of $14,737,690 included costs for exploration of $14,427,720 (2005 – $3,868,356) and stock-based compensation of $309,970 (2005 – $196,455). The main exploration expenditures during the period were $4,729,447 for drilling (2005 – $1,704,045), $3,553,125 for engineering (2005 – $12,833), $1,310,575 for geological (2005 – $677,710), $1,410,707 for assays and analysis (2005 – $256,027), $1,244,008 for site activities (2005 – $537,770), $539,056 for transportation (2005 – $232,824), $617,791 for socioeconomic (2005 – $311,604), $386,385 for equipment rental and leases (2005 – $82,405), and $423,982 for environmental (2005 – nil).

The main administrative costs during the nine-month period were for salaries, office and administration, and legal, accounting and audit fees. Salaries, office, and administration costs increased to $1,269,719 (2005 – $521,838) due to more administrative activities required to support the increased exploration. Legal, accounting and audit expenses increased to $611,464 (2005 – $194,204) as a result of the Company’s corporate and merger activities. Conference and travel expenses increased to $649,411 (2005 – $66,976) as a result of travel by Company personnel to the Xietongmen property. Trust and filing fees increased to $50,698 (2005 – $37,474). Included in the total administrative costs was stock-based compensation expense of $1,236,225, compared to $329,610 in the same period of 2005. The increase in administrative costs was mainly due to the increased activities associated with the Xietongmen Project.

Interest income decreased to $38,625 for the first nine months of 2006, compared to $112,103 in the same period of 2005 mainly due to lower cash balance held by the Company.

Stock-based compensation of $1,546,195 was charged to operations for the first nine months of 2006, compared to $526,065 in the same period of 2005. The increase in stock-based compensation expense was due to stock option grants to employees and non-employees and an increased share price of the Company.

Interest expense was $211,328 for the first nine months of 2006, compared to nil for the same period in the previous year due to the issuance of the convertible promissory notes during the period ended September 30, 2006.

The net loss for the nine months ended September 30, 2006 also included an allocation of $944,880 to non-controlling interest, which reflects the non-controlling interest’s share of the joint venture losses after giving effect to the amended value assigned to the non-controlling interest at the date of combination.

The Company is also subject to certain business taxes levied by the Chinese government on foreign companies operating in China on services provided by the Company’s vendors in China. The Company has accrued a tax provision of $500,000 for the nine months ended September 30, 2006, which represents management’s estimate of the potential liability.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had negative working capital of approximately $8.1 million as at September 30, 2006, compared to $4.6 million of positive working capital as at September 30, 2005. The Company is planning to issue additional common shares through private placement or other financing activities to raise additional funds to continue its exploration program at the Xietongmen project. However, additional fund raising may not be successful or may not raise enough funds to complete the exploration program.

The Company received approximately $5,660,459 in net proceeds from the exercise of options and warrants during the nine months ending September 30, 2006.

On August 29, 2006, the Company issued to Taseko Mines Ltd. (“Taseko”), a public company with certain directors in common with the Company, an $11.5 million Convertible Promissory Note of the Company (the “Note”). The proceeds of the convertible promissory note will be used to fund the exploration program.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and accrued liabilities due to the increased activity level of the Company.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations related to the exercise of the first option under the Option Agreement.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. During the nine months ended September 30, 2006, all of the 5,640,000 warrants were exercised.

The Company had no commitments for capital expenditures as of September 30, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2006, the conversion rate was $4.64 per Taseko Share.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $2,560,452 in the first nine months of 2006, compared to $859,325 in same period of 2005.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Company’s common shares on a ratio of 8.7871 GCMI shares for each of the Company’s common share. The Company will also issue 136,607 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three mineral property interests totaling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, in exchange for 1,500,000 units, with each unit consisting of one Company common share and one common share purchase warrant

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

exercisable at $1.59 per common share for two years, from the date of the completion of the merger and US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual installments of US$500,000.

Pursuant to the terms of the merger agreement, the Company will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. The Company will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of the Company (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than June 30, 2010.

As at September 30, 2006, completion of the merger is pending shareholder and regulatory approvals.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

On August 29, 2006, the Company issued to Taseko Mines Ltd. (“Taseko”), a public company with certain directors in common with the Company, an $11.5 million Convertible Promissory Note of the Company (the “Note”).

Taseko has the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into the Company’s common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in the Company’s future financings (the “Participation Right”) and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the “Pre-Emptive Right”) for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, excepting certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing until a maximum of 19.9% of the Company’s then outstanding shares on a fully diluted basis are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at Taseko’s election, in Company common shares based upon the higher of the five day volume weighted average of the closing price of Company’s common shares at the time the interest payment is due or the signing of the agreement. Repayment of the Note is secured by an indirect pledge of the Company’s 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by the Company in respect of senior debt. The Company retains the right to pre-pay the Note on 10 days notice, after 180 days from closing.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b)	expensed research and development costs;

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 17, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				53,110,851

Share purchase options	November 30, 2006	$ 1.10	316,600
	November 30, 2006	$ 1.33	204,667
	September 28, 2007	$ 1.70	900,000
	November 30, 2007	$ 1.20	250,000
	December 14, 2007	$ 1.50	15,000
	February 29, 2008	$ 1.61	33,334
	February 27, 2009	$ 1.61	50,000
	April 30, 2009	$ 2.01	817,500
	November 30, 2009	$ 1.61	250,000
	February 28, 2011	$ 1.61	2,000,000	4,837,101

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916